Bionomics Limited

29 August 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

06016657

SEC MAIL PROCESSING
RECEIVED
SEP 7 2006
WASH, D.C. 160 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

PROCESSED
SEP 1 1 2006
THOMSON
FINANCIAL

dlw 9/8

SEPTEMBER 06
IN THIS ISSUE

BIONOMICS NOW

Meet Bionomics
Bionomics will be at

SACHS Biotech in Europe Investor Forum in Zurich, Switzerland from October 3-6 2006

Maximizing Drug Discovery and Development ROI in Melbourne, Australia from October 4-5 2006

Biopartnering Europe in London from October 8-10 2006

National Cancer Research Institute [NCRI] Cancer Conference in Birmingham, UK from October 8-11 2006

Rodman and Renshaw Intersuisse Bioscience 3rd Annual Asia Pacific Life Sciences Forum in London, UK from October 11-12 2006

AusBiotech 2006 National Biotechnology Conference in Sydney, Australia from November 19-22 2006

The American Association for Cancer Research [AACR] Annual Meeting in Los Angeles, USA from 14-18 April 2007

American Society of Clinical Oncology [ASCO] Annual Meeting in Chicago, USA from June 1-5 2007

European Cancer Conference in Barcelona, Spain from 23-27 September 2007

Bionomics programs outshine competition

Bionomics Limited's cancer drug candidate - BNC105 - is out-performing its competitors in preclinical tests and, combined with advances in the company's Central Nervous System programs, is cementing the dramatic transformation of Bionomics over the last 12 months.

"The new Bionomics is a highly effective drug discovery and development company," said Dr Deborah Rathjen, Managing Director and CEO. "We have built a solid pipeline of four leading drug discovery programs targeting cancer, epilepsy, anxiety and multiple sclerosis."

Bionomics' most advanced program is the development of BNC105 - a Vascular Disrupting Agent (VDA) that shuts down the blood supply to a range of cancers but leaves other blood vessels intact.

Highly selective and potent, the compound is due to start clinical trials next year. It is producing beter outcomes for example in shutting down the blood supply of cancers in head to head comparisons in preclinical tests of rival drugs currently under development elsewhere.



"Tests show that our compound is up to 100 times more powerful than the leading competitor in the field in promoting cell death in advanced solid tumours," said Dr Gabriel Kremmidiotis, Bionomics' Vice President of Cancer Research. "It is also safer, according to our preclinical trials, with comparatively fewer side effects."

BNC105 is a fast acting "hit and run drug" that strikes quickly at the core of solid tumours then disappears, leaving a rim of cancer cells that can be attacked more easily by chemotherapy.

It was discovered using MultiCore®: Bionomics' versatile proprietary technology that can make compounds work more effectively as drugs by accessing the core of molecules.

Bionomics selected BNC105 for clinical trials in April this year following extensive testing.

More potent than other VDAs, it proved to be more selective, with the potential to "revolutionise" current cancer treatment.

"Our selection criteria required a compound that could benefit patients undergoing treatment for cancer," said Dr Frank Sams-Dodd, program leader.

"We have shown that BNC105 works better at suppressing tumour cell growth than competing compounds, when used in combination with conventional chemotherapy."

Dr Sams-Dodd joined Bionomics in January this year from the pharmaceutical giant Boehringer Ingelheim.

Dr Sams-Dodd is responsible for coordinating the manufacture of BNC105 and overseeing regulatory affairs up to filing an Investigational New Drug (IND) submission with the US FDA. This is expected to lead to the start of Phase I clinical trials. ●



Multiple Sclerosis a new approach

Bionomics is working with researchers at the Walter and Eliza Hall Institute in Melbourne (WEHI) to develop a new treatment for Multiple Sclerosis (MS).

The collaboration is focused on small molecule drugs, which selectively suppress the cells, which cause progressive damage to the nerves of MS patients.

The Bionomics compounds in development represent a new approach as they target a new mechanism to block the nerve cell damage.

They hold great promise as an orally active treatment for this relentless disease. Young WEHI researcher Dr Andrew Harvey° - who has worked on the project from the start - was recently awarded a prestigious National Health and Medical Research Council Industry Fellowship.

"I am delighted to have the opportunity to continue this ground-breaking work," said Dr Harvey. "The fellowship was awarded to continue our development of drugs to treat MS as part of a collaboration between Bionomics and the WEHI."

Bionomics' aim is to retain this high value program until clinical evaluation has begun, then consider out-licensing to maximise value for shareholders.

Given the potential market for the drug - estimated at US$2 billion - a licensing deal for a compound chosen for clinical trials could be worth between US $50 and 100 million, with royalty payments - of 5 to 10 percent - also payable.

Once the drug has completed Phase I clinical trials, a licensing deal could be worth approximately US $150 million with royalties of 15 percent per annum. ●

Plans for BNC105

Bionomics currently aims to out-license BNC105, once early stage Phase II clinical trials have been completed, although the company is already in discussion with potential licensees.

In considering any licensing deal Bionomics will take into account the value already created around BNC105 and the specific terms proposed as well as the progress of its other pipeline assets.

With successful Phase II trial data in hand and given the size of the potential market for the drug, a licensing deal could be worth around US$100 million. Royalty payments - of 10 percent to 20 percent - could also be payable, generating ongoing annual income. However it may be in the Company's interest to do an earlier stage licensing deal before Phase II clinical trials have been completed.

"We expect our drug to capture up to 20 percent of the market," said Dr Rathjen. "Its strong performance in preclinical trials makes it attractive for both potential licensing partners and investors."

Bionomics continues its commitment to delivering shareholder value. Its strategy is to become a dynamic, high performing drug discovery and development company, with two compounds in clinical trials by 2008.

"Companies with compounds in clinical development have significant value and Bionomics is now set to become a clinical stage company," said Dr Rathjen.

"In addition to BNC105 we also have promising compounds in our epilepsy, anxiety and MS programs that are moving towards clinical development."

"Our pipeline for new therapies is highly competitive in the marketplace.

Bionomics now has strong prospects for clinical development in each of its programs and for significant licensing deals, creating substantial value for shareholders." ●

Milestones

Multiple Sclerosis **project Milestones to be achieved**

- Drug chosen for clinical development : 4th Quarter, 2007
- Seek approval for Phase I clinical trial : 4th Quarter, 2008
- Phase I clinical trial completed : 3rd Quarter, 2009

Milestones

BNC105 **development Milestones to be achieved**

- Manufacture completed : 4th Quarter, 2006
- Seek approval for Phase I clinical trial : 4th Quarter, 2007
- Phase I completed : 3rd Quarter, 2008
- Seek approval for Phase II clinical trial : 4th Quarter, 2008

Contact Bionomics
31 Dalgleish Street
Thebarton, SA 5031
Australia
Tel: +61 8 8354 6101
Deborah Rathjen
CEO & Managing Director
drathjen@bionomics.com.au

Factors Affecting Future Performance

This presentation contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this publication that relate to prospective events or developments, including without limitation, statements made regarding Bionomics' development candidate BNC105, its drug discovery programs and pending patent applications are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Results of studies performed on competitors products may vary from those reported when tested in different settings. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this publication.